    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 1999

                                                       REGISTRATION NO. 33-59735

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 POST-EFFECTIVE


                                 AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                          REGIONS FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                              ---------------------

           DELAWARE                         6711                        63-0589368
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                              417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ---------------------

                             SAMUEL E. UPCHURCH, JR.
                               GENERAL COUNSEL AND
                               CORPORATE SECRETARY
                          REGIONS FINANCIAL CORPORATION
                              417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7860
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                              ---------------------

                                    COPY TO:
                               CHARLES C. PINCKNEY
                            LANGE, SIMPSON, ROBINSON
                                & SOMERVILLE LLP
                                   SUITE 1700
                              417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205)250-5075

                              ---------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective as the Registrant may determine.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /



     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /



If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.


================================================================================

         SUBJECT TO COMPLETION, DATED                ,

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED           , 1999)

                             $

                                 (REGIONS LOGO)

                         REGIONS FINANCIAL CORPORATION

                             % Subordinated Notes Due
                           -------------------------


THE COMPANY



     We are Regions Financial Corporation, a regional bank holding company headquartered in Birmingham, Alabama. We offer a broad range of banking and banking-related services. We will sometimes use the term Regions in this document to refer to our company and our subsidiaries, collectively.



THE NOTES



     - Interest will accrue from the date we issue the Notes and will be payable
       on           and           of each year beginning           , 1999.



     - The Notes are subordinate to all our senior indebtedness, as more fully described in the section of the Prospectus "Description of Subordinated
       Debt Securities -- Subordination" on page   .



     - You can only accelerate payment of the Notes if we become insolvent, bankrupt, or engage in certain types of reorganizations.



     - You will not be able to accelerate payment of the Notes because we default on a covenant in the indenture for the Notes.



     - The Notes will be registered in the name of a nominee of the Depository Trust Company, or DTC, and will be transferable only in accordance with the book-entry procedures described in the accompanying Prospectus.



     THE NOTES ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                          PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                         PUBLIC(1)              COMMISSIONS(2)           COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------
Per Note.........................           100%                      %                        %
------------------------------------------------------------------------------------------------------------
Total............................            $                        $                        $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from                      , 1999, to date of
    delivery.

(2) We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by Regions, estimated at $          .
                           -------------------------


     The Notes are offered by the several underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Notes will be delivered in book-entry form only, on or about
  , 1999, through the facilities of DTC.

                           -------------------------

               , 1999.


INFORMATION INCLUDED HEREIN IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER IS NOT PERMITTED.

                               TABLE OF CONTENTS



                                      PAGE
                                      ----
          PROSPECTUS SUPPLEMENT
The Company.........................   S-1
Use of Proceeds.....................   S-1
Selected Consolidated Financial
  Data..............................   S-2
Description of the Notes............   S-4
Capitalization......................   S-6
Underwriting........................   S-6
Legal Matters.......................   S-7



                                      PAGE
                                      ----

                PROSPECTUS
Where You Can Find More
  Information.......................     2
Forward Looking Statements..........     3
The Company.........................     3
Use of Proceeds.....................     4
Supervision and Regulation..........     4
Description of Subordinated Debt
  Securities........................     9
Plan of Distribution................    17
Experts.............................    18
Legal Opinions......................    19


                                  THE COMPANY


     We are a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 731 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of June 30, 1999. At that date, we had total consolidated assets of approximately $39.8 billion, total consolidated deposits of approximately $28.4 billion, and total consolidated stockholders' equity of approximately $3.1 billion. We have banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through our subsidiaries, we offer a broad range of banking and banking-related services.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be approximately
$          , after deducting the underwriting discount and estimated offering expenses. Such net proceeds will be used for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of and for the five years ended December 31, 1998, are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The financial data as of and for the six months ended June 30, 1999 and 1998, are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and the results of our operations as of such dates and for such periods. Results for the six months ended June 30, 1999 and 1998, are not necessarily indicative of the results which might be expected for any other interim period or for the year as a whole. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference. See "Where You Can Find More Information" in the accompanying Prospectus.



                                      SIX MONTHS
                                    ENDED JUNE 30,                                YEAR ENDED DECEMBER 31,
                               -------------------------   ---------------------------------------------------------------------
                                  1999          1998          1998           1997          1996           1995          1994
                               -----------   -----------   -----------    -----------   -----------    -----------   -----------
                                      (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

INCOME STATEMENT DATA:
Total interest income........  $ 1,385,618   $ 1,275,200   $ 2,597,786    $ 2,276,584   $ 1,954,283    $ 1,750,427   $ 1,385,512
Total interest expense.......      659,714       616,729     1,272,968      1,097,376       942,459        861,242       598,160
Net interest income..........      725,904       658,471     1,324,818      1,179,208     1,011,824        889,185       787,352
Provision for loan losses....       44,682        28,935        60,505         89,663        46,026         37,493        22,058
Net interest income after
 loan loss provision.........      681,222       629,536     1,264,313      1,089,545       965,798        851,692       765,294
Total noninterest income
 before security gains
 (losses)....................      264,868       226,658       467,695        406,484       341,792        280,834       251,837
Security gains (losses)......           38         3,042         7,002            498         3,311           (697)          681
Total noninterest expense....      522,799       490,519     1,103,708        901,776       837,034        720,825       653,506
Income tax expense...........      144,809       125,296       213,590        197,222       156,008        134,529       115,853
Net income...................      278,520       243,421       421,712        397,529       317,859        276,475       248,453

PER SHARE DATA:
Net income...................  $      1.25   $      1.11   $      1.92    $      1.89   $      1.64    $      1.45   $      1.36
Net income -- diluted........         1.23          1.09          1.88           1.86          1.61           1.43          1.34
Cash dividends...............          .50           .46           .92            .80           .70            .66           .60
Book value...................        14.04         13.27         13.61          12.75         11.82          10.74          9.58

OTHER INFORMATION:
Average number of shares
 outstanding.................      223,206       219,921       220,114        209,781       194,241        190,896       182,903
Average number of shares
 outstanding -- diluted......      226,181       224,039       223,781        213,750       197,751        193,579       185,110

STATEMENT OF CONDITION DATA
 (PERIOD END):
Total assets.................  $39,807,622   $34,726,819   $36,831,940    $31,414,058   $26,993,344    $24,419,249   $22,184,508
Securities...................    8,840,406     7,232,189     7,969,137      6,315,923     5,742,375      5,618,839     5,143,226
Loans, net of unearned
 income......................   26,552,685    23,658,297    24,365,587     21,881,123    18,395,552     16,156,312    14,726,649
Total deposits...............   28,427,211    27,252,022    28,350,066     25,011,021    22,019,412     19,982,533    18,048,906
Long-term debt...............      388,377       421,665       571,040        445,529       570,545        762,521       766,774
Stockholders' equity.........    3,144,592     2,927,012     3,000,401      2,679,821     2,274,563      2,047,398     1,785,026

PERFORMANCE RATIOS:
Return on average
 assets(1)...................         1.47%         1.47%         1.24%(a)       1.35%         1.25%(b)       1.19%         1.23%
Return on average
 stockholders' equity(1).....        18.12         17.15         14.62(a)       15.38         14.71(b)       14.30         14.88
Net interest margin(1).......         4.21          4.38          4.25           4.41          4.36           4.27          4.33
Efficiency(2)................        52.18         54.67         60.82(a)       57.78         61.84(b)       61.61         62.89
Dividend payout..............        40.00         41.44         47.92          42.33         42.68          45.52         44.12

EARNINGS TO FIXED CHARGES(3):
Excluding interest on
 deposits....................         3.82x         5.10x         3.96x          5.03x         4.95x          4.29x         5.56x
Including interest on
 deposits....................         1.64          1.59          1.50           1.54          1.50           1.48          1.61

                                      SIX MONTHS
                                    ENDED JUNE 30,                                YEAR ENDED DECEMBER 31,
                               -------------------------   ---------------------------------------------------------------------
                                  1999          1998          1998           1997          1996           1995          1994
                               -----------   -----------   -----------    -----------   -----------    -----------   -----------
                                      (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
ASSET QUALITY RATIOS:
Net charge-offs to average
 loans, net of unearned
 income(1)...................          .31%          .21%          .28%           .27%          .18%           .15%          .18%
Problem assets to net loans
 and other real estate(4)....          .67           .82           .60            .78           .63            .69           .91
Nonperforming assets to net
 loans and other real
 estate(5)...................         1.05           .99          1.15            .91           .83            .81           .98
Allowance for loan losses to
 loans, net of unearned
 income......................         1.23          1.40          1.29           1.39          1.38           1.43          1.41
Allowance for loan losses to
 nonperforming assets(5).....       117.42        140.78        112.27         151.89        166.41         177.53        144.04

LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity
 to average assets...........         8.12%         8.58%         8.47%          8.75%         8.50%          8.36%         8.23%
Average loans to average
 deposits....................        88.71         85.73         86.93          84.94         82.42          82.23         75.90
Tier 1 risk-based
 capital(6)..................        10.78         10.46         10.26          10.48         10.81          11.14         10.69
Total risk-based
 capital(6)..................        12.70         12.71         12.17          12.93         13.59          14.61         14.29
Tier 1 leverage(6)...........         7.21          7.63          7.40           7.52          7.44           7.49          8.21


-------------------------

(1) Interim period ratios are annualized.

(2) Noninterest expense divided by the sum of net interest income
    (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.

(3) Earnings represent net income plus applicable income taxes and fixed charges. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.

(4) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.


(5) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.



(6) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for prior periods have not been restated to reflect the combinations with First National Bancorp and First Commercial Corporation, accounted for as poolings of interests, or any other pooling-of-interests transactions.



(a) Ratios for 1998 excluding $80.7 million (after tax) for nonrecurring merger and consolidation charges are as follows: Return on average assets -- 1.48%, Return on average stockholders' equity -- 17.42%, and Efficiency -- 54.13%.



(b) Ratios for 1996 excluding $20.2 million (after-tax) charge for SAIF assessment and merger expenses are as follows: Return on average assets -- 1.33%, Return on average stockholders' equity -- 15.64%, and Efficiency -- 60.93%.

                            DESCRIPTION OF THE NOTES


     The following description of the particular terms of the Notes supplements and modifies the description of the general terms and provisions of the Notes (which are referred to in the accompanying Prospectus as the "Subordinated Debt Securities") set forth in the accompanying Prospectus under the section "Description of Subordinated Debt Securities." You should refer to that section for more information.


GENERAL


     We will issue the Notes under the indenture (the "Indenture"), dated as of December 1, 1992, between Regions and Bankers Trust Company, as trustee (the
"Trustee"). The Notes will bear interest at      % per annum and be limited to
$          in aggregate principal amount. Interest on the Notes will accrue from
               , 1999, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on
and                of each year commencing                , 1999, to the person
in whose name the Note is registered at the close of business on the next
preceding                or                (whether or not a Business Day), as
the case may be. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through DTC as described below under
"-- Book-Entry Procedures" on page      . The Notes will be sold in
denominations of $1,000 and in multiples thereof. We will not be able to redeem the Notes in whole or in part, prior to their final stated maturity. The Notes
do not provide for any sinking fund. The Notes will mature on                .



     The Notes are subordinate to all Senior Indebtedness of Regions as described in the accompanying Prospectus under "Description of Subordinated Debt
Securities -- Subordination," on page      , generally including (with certain
exceptions) all of our other indebtedness and other obligations to our creditors. The Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness.



     As of June 30, 1999, and excluding $200 million in existing subordinated indebtedness, we had an aggregate of approximately $7.6 billion in borrowed funds outstanding, approximately $188 million of which represented long-term debt and $7.4 billion of which represented short-term borrowings, including $3.9 billion of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time.

     Also as of the date of this Prospectus Supplement, we had outstanding subordinated indebtedness as follows:


     - $75 million of unsecured subordinated indebtedness designated 7.80% Subordinated Notes Due 2002 (the "7.80% Subordinated Notes")

     - $25 million of unsecured subordinated indebtedness designated 7.65% Subordinated Notes Due 2001 (the "7.65% Subordinated Notes")

     - $100 million of unsecured subordinated indebtedness designated 7 3/4% Subordinated Notes Due 2024 (the "7 3/4% Subordinated Notes")


     The 7.80% Subordinated Notes, the 7.65% Subordinated Notes and the 7 3/4% Subordinated Notes were issued under the Indenture. The Notes will rank equivalent in priority with such previously issued subordinated indebtedness.



     Payment of the principal of the Notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of Regions. You will not have any right of acceleration in the case of a default in the payment of principal of or interest on the Notes or in the performance of any other covenant of Regions in the Indenture. See "Description of Subordinated
Debt Securities -- Defaults and Limited Rights of Acceleration" on page      in
the accompanying Prospectus.


BOOK-ENTRY PROCEDURES

     If so stated on the cover page of this Prospectus Supplement, the Notes will be registered in the name of DTC or its nominee and any beneficial interest in the Notes must be held by purchasers, and will be subsequently transferable, in book-entry form only. For a description of the applicable book-entry
procedures, see the discussion on page   of the accompanying Prospectus under
the caption "Book-Entry Procedures."


     The Notes in registered form will be deposited with DTC as depositary, or with the Trustee as custodian for DTC on behalf of DTC, and registered in the name of DTC or its nominee.


     The Indenture provides that Regions may designate a successor depositary under certain circumstances. In that event Regions anticipates that such successor depositary would implement record-keeping and clearing procedures comparable to the book-entry procedures of DTC.

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization at June 30, 1999, and as adjusted as of such date to give effect to the sale of the Notes offered hereby.



                                                              AT JUNE 30, 1999
                                                          -------------------------
                                                                       AS ADJUSTED
                                                                       FOR OFFERING
                                                                        AND OTHER
                                                            ACTUAL      ISSUANCES
                                                          ----------   ------------
                                                               (IN THOUSANDS)
LONG-TERM DEBT:
Federal Home Loan Bank notes............................  $  146,921    $  146,921
Other notes payable.....................................      41,456        41,456
7.80% subordinated notes due 2002.......................      75,000        75,000
7.65% subordinated notes due 2001.......................      25,000        25,000
7 3/4% subordinated notes due 2024......................     100,000       100,000
     % subordinated notes due...........................          --       200,000
                                                          ----------    ----------
  Total long-term debt..................................     388,377       588,377
STOCKHOLDERS' EQUITY:
Common stock, $.625 par value; authorized 500,000,000
  shares; issued (including treasury stock) 224,018,774
  shares................................................     140,012       140,012
Surplus.................................................   1,167,994     1,167,994
Undivided profits.......................................   1,906,929     1,906,929
Less treasury stock at cost -- 888 shares...............         (34)          (34)
Less unearned restricted stock..........................      (5,765)       (5,765)
Accumulated other comprehensive income..................     (64,544)      (64,544)
                                                          ----------    ----------
  Total stockholders' equity............................   3,144,592     3,144,592
                                                          ----------    ----------
  Total long-term debt and stockholders' equity.........  $3,532,969    $3,732,969
                                                          ==========    ==========


                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting
agreement dated             1999, the underwriters named below have severally
but not jointly agreed to purchase from Regions the following respective principal amounts of the Notes:



UNDERWRITERS                                                  PRINCIPAL AMOUNT
------------                                                  ----------------
                                                                  $

                                                                  --------
  Total.....................................................      $
                                                                  ========



     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.



     We have been advised by the underwriters that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession of      % of the principal amount per Note; that the
underwriters and such dealers may allow a discount of      % of such principal
amount per Note on sales to certain other dealers; and that after the initial public offering, the public offering price and concession and discount to dealers may be changed by the underwriters.



     The Notes are a new issue of securities with no established trading market. The underwriters have advised Regions that one or more of them intend to act as market makers for the Notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a liquid trading market for the Notes.



     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect thereof.



     The underwriters and their affiliates may be customers of, engage in transactions with, and perform services for Regions in the ordinary course of business.



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                                 LEGAL MATTERS


     Certain legal matters will be passed upon for the underwriters by
               . From time to time,                provides, and may in the
future continue to provide, legal services to Regions and its subsidiaries.

PROSPECTUS

                         REGIONS FINANCIAL CORPORATION

                          SUBORDINATED DEBT SECURITIES

                           -------------------------


     We are offering up to $200,000,000 of our subordinated debt securities under this Prospectus and a Prospectus Supplement. The securities being offered are referred to as "Subordinated Debt Securities" and may consist of our unsecured subordinated notes, debentures, bonds or other evidences of indebtedness. We tell you about the Subordinated Debt Securities in two separate documents that progressively provide more detail: (1) this Prospectus, which provides general information, some of which may not apply to a particular series of Subordinated Debt Securities, including your series; and (2) the Prospectus Supplement related to the particular terms of your series of Subordinated Debt Securities.


     We will determine the amounts, prices, and other terms of the Subordinated Debt Securities at the time of sale. We will provide specific information about the amount, price, and terms of the Subordinated Debt Securities in the Prospectus Supplement. You should refer to both this Prospectus and the Prospectus Supplement for important information. You should not rely on this Prospectus unless it is accompanied by the Prospectus Supplement.


     If the terms of your series of Subordinated Debt Securities described in the Prospectus Supplement vary from this Prospectus, you should rely on the information in your Prospectus Supplement.



     The Subordinated Debt Securities will be subordinated in right of payment to all senior indebtedness of Regions. Our senior indebtedness includes all monetary obligations we owe that is not expressly subordinated.



     We may sell the Subordinated Debt Securities through underwriters or dealers we will designate at the time of sale, or through agents we may designate from time to time, or we may sell the Subordinated Debt Securities directly. We will provide in the Prospectus Supplement the names of any underwriters or agents involved in the sale of the Subordinated Debt Securities, and any applicable commissions or discounts, and the net proceeds to Regions from such sale.



     You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



THE SUBORDINATED DEBT SECURITIES ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE SUBORDINATED DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



              The date of this Prospectus is              , 1999.

                      WHERE YOU CAN FIND MORE INFORMATION



     Regions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Regions files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."



     Regions filed a Registration Statement on Form S-3 (the "Registration Statement") to register with the SEC the subordinated debt securities being offered by means of this Prospectus. This Prospectus is a part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all the information you can find in Regions' Registration Statement or the exhibits to that Registration Statement.



     SEC regulations allow Regions to "incorporate by reference" information into this Prospectus, which means that Regions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Prospectus, except for any information superseded by information contained directly in this Prospectus or in later filed documents incorporated by reference in this Prospectus.



     This Prospectus incorporates by reference the documents set forth below that Regions has previously filed with the SEC. These documents contain important information about Regions and its finances. Some of these filings have been amended by later filings, which are also listed.



REGIONS SEC FILINGS (FILE NO. 0-6159)    PERIOD/AS OF DATE
--------------------------------------   --------------------------------------
Annual Report on Form 10-K............   Year ended December 31, 1998
Quarterly Reports on Form 10-Q........   Three months ended March 31 and June
                                         30, 1999



     Regions also incorporates by reference additional documents that may be filed with the SEC between the date of this Prospectus and the offering and sale of the Subordinated Debt Securities being offered by means of this Prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.



     You can obtain any of the documents incorporated by reference through Regions, the SEC or the SEC's Internet web site as described above.



     Documents incorporated by reference are available from Regions without charge, excluding all exhibits, except that if Regions has specifically incorporated by reference an exhibit in this Prospectus, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from Regions at the following address:


     Regions Financial Corporation
     417 North 20th Street
     Birmingham, AL 35203

     Attention: Investor Relations


     Telephone: (205) 326-7090


     You should rely only on the information contained or incorporated by reference in this Prospectus and the Prospectus Supplement. We have not authorized anyone to provide you with information that is different from what is
contained in this Prospectus. This Prospectus is dated              , 1999. You
should not assume that the information contained in this Prospectus is accurate as of any date other than that date. Neither the delivery of this Prospectus nor the issuance of Subordinated Debt Securities offered by means of this Prospectus creates any implication to the contrary.



                           FORWARD LOOKING STATEMENTS



     Our Annual Report on Form 10-K and our other periodic reports incorporated herein by reference may include forward looking statements which reflect our current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Most of the risks and uncertainties concerning future events are not unique to Regions. Risks and uncertainties that apply specially to Regions include the following:



     - We may not be able to achieve the earnings expectations related to the operations of the companies we have recently acquired because of inaccuracies in our assumptions about (1) cost savings, (2) revenue enhancements, (3) our ability to assimilate corporate philosophy and procedures of acquired companies, particularly in the areas of credit quality and efficiency of operations, (4) economic growth patterns of geographical areas into which we have expanded, and (5) our assessment of acquired companies' credit quality and contingent liabilities.



     - The cost and other effects of litigation and other contingent liabilities may be greater than we project.



     The words "believe", "expect", "anticipate", "project", and similar expressions signify forward looking statements. You should not place undue reliance on any of our forward looking statements. A further discussion about forward looking statements is included in our Annual Report on Form 10-K, incorporated by reference.


                                  THE COMPANY


     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 731 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of June 30, 1999. At that date, Regions had total consolidated assets of approximately $39.8 billion, total consolidated deposits of approximately $28.4 billion, and total consolidated stockholders' equity of approximately $3.1 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Prospectus. See "Where You Can Find More Information."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Subordinated Debt Securities will be used for general corporate purposes, including Regions' working capital needs, acquisitions of other financial institutions or their assets, acquisitions of other businesses of a type eligible for bank holding companies and reduction or repayment of outstanding indebtedness. Pending such uses, Regions may temporarily invest such proceeds. If Regions elects at the time of issuance of the Subordinated Debt Securities to make definite or more specific use of proceeds other than as set forth herein, such use of proceeds will be described in the corresponding Prospectus Supplement.

                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1998. See "Where You Can Find More Information."

GENERAL


     Regions is a bank holding company, registered with the Board of Governors of the Federal Reserve Board System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended. As such, Regions and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.



     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.



     The Bank Holding Company Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.



     The Bank Holding Company Act generally prohibits Regions from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. Each of Regions' subsidiary banks is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.



     All of Regions' subsidiary banks that are state-chartered banks are subject to supervision and examination by the FDIC and the state banking authorities of the states in which they are located. The subsidiary banks that are nationally chartered are subject to regulation, supervision, and examination by the OCC and the FDIC. The federal banking regulator for each of the subsidiary banks, as well as the appropriate state banking authority for each of the subsidiary banks that is a state chartered bank, regularly examines the operations of the subsidiary banks and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.


PAYMENT OF DIVIDENDS


     Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of Regions, including cash flow to pay dividends to its stockholders, are dividends from its subsidiary banks. There are statutory and regulatory limitations on the payment of dividends by Regions' subsidiary banks to Regions as well as by Regions to its stockholders.


     As to the payment of dividends, all of Regions' subsidiary banks that are state banks are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the FDIC.


     If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.


     At June 30, 1999, under dividend restrictions imposed under federal and state laws, Regions' subsidiary banks, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $340 million.


     The payment of dividends by Regions and its subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

     Regions and its subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and the FDIC and the OCC in the case of the subsidiary banks. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.


     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At June 30, 1999, Regions' consolidated Tier 1 Capital ratio was 10.78% and its Total Capital ratio was 12.70%.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At June 30, 1999 Regions' Leverage Ratio was 7.21%.



     Each of Regions' subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC or the OCC, which are substantially similar to those adopted by the Federal Reserve. Each of Regions' subsidiary banks was in compliance with applicable minimum capital requirements as of June 30, 1999. Neither Regions nor any of its subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.



     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. See "-- Prompt Corrective Action."


PROMPT CORRECTIVE ACTION


     Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.



     Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.


     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the law.



     At June 30, 1999, all of Regions' subsidiary banks had the requisite capital levels to qualify as well capitalized.


FDIC INSURANCE ASSESSMENTS


     The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.


     The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

     The following description of the terms of the Subordinated Debt Securities sets forth certain general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. We will describe in the Prospectus Supplement the particular terms of the Subordinated Debt Securities.


     We plan to issue the Subordinated Debt Securities under an indenture (the "Indenture"), entered into between Regions and Bankers Trust Company, as trustee (the "Trustee") as of December 1, 1992, as amended to date and, if applicable, any supplemental indenture. The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture, we intend to refer to that particular provision of the Indenture.

     As of the date of this Prospectus, Regions has issued and has outstanding under the Indenture (referred to collectively as the "Subordinated Notes"):

     - $75 million of unsecured subordinated indebtedness designated 7.80% Subordinated Notes Due 2002 (the "7.80% Subordinated Notes")

     - $25 million of unsecured subordinated indebtedness designated 7.65% Subordinated Notes Due 2001 (the "7.65% Subordinated Notes")

     - $100 million of unsecured subordinated indebtedness designated 7 3/4% Subordinated Notes Due 2024 (the "7 3/4% Subordinated Notes")

GENERAL


     Although the amount of Subordinated Debt Securities of any series offered to you is limited to the aggregate initial offering price described on the cover page of the Prospectus Supplement, the Indenture does not include any limitations on the amount of debt securities that may be issued thereunder from time to time in one or more series. (Section 301).



     The Subordinated Debt Securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness of Regions (as described below). (Sections 101, 1502). As of the date of this Prospectus, Regions has outstanding other subordinated indebtedness as follows:

     - $75 million of the 7.80% Subordinated Notes

     - $25 million of the 7.65% Subordinated Notes

     - $100 million of the 7 3/4% Subordinated Notes

     We may issue Subordinated Debt Securities on a parity with previously outstanding subordinated indebtedness of Regions, or senior to or subordinate to the outstanding subordinated indebtedness.


     Principal, premium, if any, and interest on the Subordinated Debt Securities will be payable and the Subordinated Debt Securities may be transferable or exchangeable, without payment of any service charge, other than any tax or governmental charge payable in connection therewith, at the principal corporate trust office of the Trustee and at any other office or agency maintained by Regions for such purposes, except that at its option Regions may pay interest by mailing a check to the address of the person entitled thereto as it appears on the security register or by wire transfer to an account designated by the holder under an arrangement satisfactory to Regions and the Trustee. (Sections 307, 308, and 1002).


     The Subordinated Debt Securities may be sold at a substantial original issue discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. (Sections 101, 301). Special federal income tax consequences and other considerations applicable to any such Subordinated Debt Securities will be described in the corresponding Prospectus Supplement relating thereto.


     Because Regions is a holding company, its rights and the rights of its creditors, including the holders of the Subordinated Debt Securities offered by this Prospectus, to participate in any distribution of the assets of any subsidiary of Regions upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors (including, in the case of a subsidiary depository institution, its depositors), except to the extent that Regions may itself be a creditor with recognized claims against such subsidiary. Claims on subsidiaries of Regions by creditors other than Regions include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. See "The Company" and "Supervision and Regulation."


     Reference is made to the Prospectus Supplement for the specific terms of the Subordinated Debt Securities offered hereby, including:

     - the specific title of the Subordinated Debt Securities

     - the aggregate principal amount of the Subordinated Debt Securities offered hereby

     - the denominations in which the Subordinated Debt Securities are authorized to be issued and whether the Subordinated Debt Securities will be issued in registered form, without coupons or in global book-entry registered form


     - the percentage of the principal amount at which the Subordinated Debt Securities will be issued


     - the date on which the Subordinated Debt Securities will mature

     - the rate or rates per annum or the method for determining such rate or rates, if any, at which the Subordinated Debt Securities will bear interest (which may be fixed or variable)


     - the times at which any such interest will be payable



     - the place or places at which Regions will make payments of principal, premium, if any, and interest and the method of such payment

     - any premium payments

     - any provisions relating to optional or mandatory redemption of the Subordinated Debt Securities at the option of Regions or the holders of the Subordinated Debt Securities or pursuant to sinking fund or analogous provisions

     - any terms by which the Subordinated Debt Securities may be convertible into common stock or other securities of Regions

     - any provisions relating to the conversion or exchange of the Subordinated Debt Securities into Subordinated Debt Securities of another series

     - any additional covenants and Events of Default (as described below) and the remedies with respect thereto not currently set forth in the Indenture

     - any other specific terms of the Subordinated Debt Securities.


SUBORDINATION


     The Subordinated Debt Securities are subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of Regions. (Section 1502). "Senior Indebtedness" is defined by the Indenture to include all indebtedness and other obligations of Regions to its creditors, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, including, but not limited to, (1) the principal of, and premium, if any, and interest on all indebtedness for money borrowed, (2) all obligations to make payment pursuant to the terms of financial instruments (including securities contracts, derivative instruments, option contracts and similar financial instruments), (3) any indebtedness or obligations of others of the kind described in either (1) or (2) above for the payment of which Regions is responsible or liable as guarantor or otherwise, and (4) any deferrals, renewals or extensions of any such Senior Indebtedness, other than the Subordinated Debt Securities and any other obligations expressly made subordinate in right of payment to Senior Indebtedness. (Section 101).



     As of June 30, 1999, and excluding $200 million in outstanding Subordinated Notes, there was an aggregate of approximately $7.6 billion in borrowed funds of Regions outstanding, approximately $188 million of which represented long-term debt and $7.4 billion of which represented short-term borrowings, including $3.9 billion of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time.



     The Indenture does not limit the amount of Subordinated Debt Securities or other debt securities that Regions may issue. (Section 301).



     No payment in respect of the principal premium, if any, or interest on the Subordinated Debt Securities shall be made by Regions, if any default in payment with respect to any Senior Indebtedness shall have occurred and be continuing. (Section 1502).



     Upon any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets (other than pursuant to Article 8 of the Indenture), dissolution, liquidation or other marshaling of the assets and liabilities of Regions, no amount shall be paid by

Regions, in respect of the principal, premium, if any, or interest on the Subordinated Debt Securities unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof. (Section 1502).


     In the event that any payment or distribution of any character, whether in cash or other property, shall be received by the Trustee or any holder of Subordinated Debt Securities in contravention of any of the subordination terms thereof, such payment or distribution shall, provided that the Trustee shall have received notice of an event which triggers a requirement that no payment be made with respect to Subordinated Debt Securities at least three business days prior to the date for any payment on the Subordinated Debt Securities, be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. (Sections 1502 and 1508).



     In the event of the failure of the Trustee or any holder to endorse or assign any such payment, distribution or security, each holder of Senior Indebtedness is hereby irrevocably authorized to endorse or assign the same. (Section 1502). Notwithstanding the foregoing, holders may receive securities of Regions or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization.



     Upon the payment in full of all Senior Indebtedness, the holders shall be subrogated (equally and ratably with the holders of all indebtedness of Regions which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Regions applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full. (Section 1502).


COVENANTS


     In the Indenture, Regions agrees not to merge or consolidate with another entity or to sell its properties or assets as an entirety unless the successor entity expressly assumes the obligations of Regions with respect to the Subordinated Debt Securities and the covenants of Regions under the Indenture. (Section 801). The Indenture does not restrict Regions from incurring, assuming or becoming liable for any type of debt nor from creating, assuming, incurring or permitting any mortgage, pledge, encumbrance, lien or charge on its property. In addition, the Indenture does not include any covenant or any other provision which would provide any recourse or other protection to the holders in the event of any decline in credit rating or other indicia of credit quality, no matter how sudden or significant, resulting from any cause, including from a merger, consolidation, change in control, recapitalization or similar restructuring.



     The Indenture does not restrict Regions' ability to sell, encumber or otherwise dispose of the stock of its subsidiaries, including the stock of any of its subsidiaries.

MODIFICATION OF THE INDENTURE


     The Indenture includes provisions permitting Regions and the Trustee, with the consent of the holders of not less than a majority in principal amount of any series of the Subordinated Debt Securities to be affected at the time outstanding under the Indenture, to modify, by supplemental indenture, the Indenture or the rights of the holders of such securities, except that without the consent of each holder of each outstanding security affected thereby, no such modification may be made that would cause or result in any of the following:

     - change the date of the maturity or any installment of principal, reduce the principal amount or redemption premium, if any, or reduce the rate or extend the time of payment of interest on any security.

     - reduce the percentage in principal amount of the outstanding securities of any series, the consent of whose holders is required to approve any such modification or to waive any default or other waivable requirement of the indenture.

     - change the obligation of Regions to maintain an office or agent for payment.

     - modify any applicable subordination provisions in a manner adverse to the holder of any of the securities.

     - adversely affect the right of repayment of the securities of any series at the option of the holders thereof, if any such right exists. (Section
       902).


DEFAULTS AND LIMITED RIGHTS OF ACCELERATION


     An Event of Default with respect the Subordinated Debt Securities of any particular series is generally defined in the Indenture as (1) a default in the payment of principal or premium thereon at maturity or in the deposit of any sinking fund payment when and as due by the terms of the securities, (2) a default in the payment of interest at the due date thereof and the continuance of such default for a period of 30 days, (3) a default in the performance of or breach of any other covenant or warranty therein by Regions and continuance of such default or breach for a period of 60 days after notice thereof to Regions by the Trustee or the holders of at least 15% in principal amount of the affected series, or (4) certain events of bankruptcy, insolvency proceedings or reorganization of Regions. (Section 501).


     Payment of principal of the Subordinated Debt Securities may be accelerated only in the case of an "Acceleration Event," which is defined in the Indenture as including only the bankruptcy, insolvency proceedings or reorganization events with respect to Regions that constitute an Event of Default. (Sections 101, 501). There is no right of acceleration in the case of a default in the payment of principal, any premium or interest on the Subordinated Debt Securities or the performance of any other covenant of Regions in the Indenture.


     In the event an Acceleration Event shall have occurred and shall be continuing, either the Trustee or the holders of 25% in principal amount of those affected series of securities then outstanding under the Indenture may declare the principal amount of all of such series of securities to be due and payable immediately. (Section 502). Upon certain conditions a declaration of an event of default may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Subordinated Debt Securities then outstanding. (Section 502).



     Regions is obligated to furnish the Trustee annually a certificate as to the compliance by Regions with all conditions and covenants under the Indenture. (Section 704).


COLLECTION OF INDEBTEDNESS


     The Indenture also provides that in the event of a failure by Regions to make payment of principal of, or applicable premium or sinking fund installment or interest on, the Subordinated Debt Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days) Regions will, upon demand of the Trustee, pay to it, for the benefit of the holders, the whole amount then due and payable on such securities for principal and any premium, sinking fund installment and interest, including, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, on any sinking fund installment and on any overdue interest, computed from the date of default in the payment of such interest, at the rate or rates prescribed therefor in such securities, and in addition such further amount as is sufficient to cover the costs and expenses of collection. (Section
503). The Indenture further provides that if Regions fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 503). The Indenture includes limitations on the right of any holder to institute judicial proceedings in respect thereto. (Section 507). However, the Indenture provides that notwithstanding any other provision of the Indenture any holder shall have the right to institute suit for the enforcement of any payment of principal of any premium, and interest on such holder's Subordinated Debt Securities on the respective stated maturities expressed in such securities and that such right shall not be impaired without the consent of such holder. (Section 508).



     The holders of a majority in principal amount of the Subordinated Debt Securities of any series then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, subject to certain exceptions. (Section 512). The Indenture requires the annual filing by Regions with the Trustee of a statement as to the absence of default and as to compliance with the terms of that Indenture. (Section 1004).


CONCERNING THE TRUSTEE

     Regions and Bankers Trust Company have from time to time engaged in customary banking transactions in the ordinary course of business. Bankers Trust Company also serves as Trustee under the Indenture for the 7.80% Subordinated Notes, the 7.65% Subordinated Notes, and the 7 3/4% Subordinated Notes.

                             BOOK-ENTRY PROCEDURES

GENERAL


     If the Prospectus Supplement so states, then the Subordinated Debt Securities are to be issued initially as securities transferable only by book-entry, and the Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the

Subordinated Debt Securities. We have summarized below certain terms relating to the book-entry facilities of DTC as the depositary for the Subordinated Debt Securities. To the extent that this summary is inconsistent with the book-entry provisions and description of the Subordinated Debt Securities in the Prospectus Supplement, you should rely on the description in the Prospectus Supplement.


     The Subordinated Debt Securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered certificate will be issued for each series of the Subordinated Debt Securities, each in the aggregate principal amount of such series, and will be deposited with DTC.



     Beneficial interests in the Subordinated Debt Securities will be shown on, and transfers will be made only through, records maintained by DTC and its participants. DTC has provided Regions with the information that follows.



     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.



     When you purchase Subordinated Debt Securities through the DTC system, the purchases must be made by or through a Direct Participant, who will receive credit for the Subordinated Debt Securities on DTC's records. When you purchase the Subordinated Debt Securities, you will be the beneficial owner. Your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC will have no knowledge of your individual ownership of the Subordinated Debt Securities. DTC's records only show the identity of the Direct Participants and the amount of the Subordinated Debt Securities held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. Instead you will receive these from your direct (or indirect) participant. As a result, the direct (or indirect) participants are responsible for keeping accurate account of the securities holdings of their customers like you.



     Transfers of ownership interests in the Subordinated Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Subordinated Debt Securities, except in the event that use of the book-entry system for the Subordinated Debt Securities is discontinued.

     To facilitate subsequent transfers, all Subordinated Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Subordinated Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership.



     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.


PAYMENTS OF PRINCIPAL AND INTEREST


     Principal and interest payments on the Subordinated Debt Securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from an issuer or paying agent, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, Regions, the Trustee or any paying agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of Regions or its paying agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.


REDEMPTION


     Any redemption notices will be sent by Regions directly to DTC, who will, in turn, inform the Direct Participants (or the Indirect Participants), who will then contact you as a beneficial holder. If less than all of the Subordinated Debt Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.


VOTING PROCEDURES


     Neither DTC nor Cede & Co. will consent or vote with respect to Subordinated Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to an issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Subordinated Debt Securities are credited on the record date (identified in a Listing attached to the Omnibus Proxy).


EXCHANGES


     Subordinated Debt Securities registered in the name of DTC or its nominee will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by Regions within 90 days; or

     - Regions decides to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

     If the book-entry only system is discontinued, the Trustee will keep the registration books for the Subordinated Debt Securities at its corporate office.


YEAR 2000 PROBLEM


     DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.



     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and
(2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.



     According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.


DISCLAIMER REGARDING INFORMATION ABOUT DTC


     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Regions believes to be reliable, but Regions takes no responsibility for the accuracy thereof.


                              PLAN OF DISTRIBUTION

     Regions may sell the Subordinated Debt Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and may also sell the Subordinated Debt Securities directly to other purchasers or through agents. The distribution of the Subordinated Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement corresponding to such Subordinated Debt Securities will set forth the terms of the offering of the Subordinated Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to Regions from such sales, any underwriting discounts, agency fees and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Subordinated Debt Securities may be listed.

     If underwriters are used in the sale, the Subordinated Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Subordinated Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the Prospectus Supplement with respect to such offering. Unless otherwise set forth in the Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase the Subordinated Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Subordinated Debt Securities if any are purchased.

     The Subordinated Debt Securities may be sold directly by Regions or through agents designated by Regions from time to time. Any agent involved in the offer or sale of the Subordinated Debt Securities with respect to which this Prospectus is delivered will be named, and any commission payable by Regions to such agent will be set forth, in the corresponding Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Subordinated Debt Securities will be newly issued securities with no established market. No assurance can be given as to the liquidity of the trading market, if any, for any of the Subordinated Debt Securities.

     Underwriters and agents may be entitled under agreements entered into with Regions to indemnification by Regions against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents also may be customers of, engage in transactions with or perform other services for Regions in the ordinary course of business.

                                    EXPERTS


     The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1998. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS


     Certain legal matters with respect to the Subordinated Debt Securities offered hereby will be passed upon for Regions by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, a partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a director of Regions. As of August 23, 1999, attorneys of that firm beneficially owned, directly or indirectly, an aggregate of 236,431 shares of Regions common stock.

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS SINCE SUCH DATE.


                           -------------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
       PROSPECTUS SUPPLEMENT
The Company.........................    S-
Use of Proceeds.....................    S-
Selected Consolidated Financial
  Data..............................    S-
Description of the Notes............    S-
Capitalization......................    S-
Underwriting........................    S-
Legal Matters.......................    S-

             PROSPECTUS
Where You Can Find More
  Information.......................
Forward Looking Statements..........
The Company.........................
Use of Proceeds.....................
Supervision and Regulation..........
Description of Subordinated Debt
  Securities........................
Plan of Distribution................
Experts.............................
Legal Opinions......................


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                             $

                                 (REGIONS LOGO)

                         REGIONS FINANCIAL CORPORATION

                            % Subordinated Notes Due
                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                      -----------------------------------
------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

    Securities Act registration fee...........................................  $ 69,000
    Rating agency fee.........................................................   125,000
    Printing and engraving....................................................    50,000
    Legal fees and expenses...................................................    40,000
    Accounting fees and expenses..............................................    20,000
    Blue Sky fees and expenses................................................    25,000
    Fees of indenture trustee.................................................    25,000
    Miscellaneous.............................................................    10,000
                                                                                --------
                                                                                $364,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation Law, as amended, empowers the Registrant to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.


        4.1       --       Trust Indenture dated as of December 1, 1992.

        5.1       --       Opinion Re: legality.

       12.1       --       Calculation of Earnings to Fixed Charges and to
                           Combined Fixed Charges.

       23.1       --       Consent of Ernst & Young LLP.

       23.2       --       Consent of Lange, Simpson, Robinson & Somerville LLP
                           -- included in Exhibit 5.1.

       24.1       --       Power of Attorney

       25.1       --       Statement of Eligibility of Indenture Trustee on
                           Form T-1.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes (1) to use to its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchaser is proposed to be made.

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August 27, 1999.


                                    REGISTRANT:
                                    REGIONS FINANCIAL CORPORATION



                                    BY:        /s/ Richard D. Horsley
                                       -----------------------------------------
                                                  Richard D. Horsley
                                             Vice Chairman of the Board and
                                               Executive Financial Officer





     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



      SIGNATURE                       TITLE                         DATE
-------------------------   ----------------------------     -----------------
            *               President and Chief Executive    August 27, 1999
-------------------------       Officer and Director
Carl E. Jones, Jr.          (principal executive officer)



            *               Vice Chairman of the Board and   August 27, 1999
-------------------------     Executive Financial Officer
Richard D. Horsley                   and Director
                            (principal financial officer)


           *                Executive Vice President and     August 27, 1999
-------------------------          Comptroller
Robert P. Houston           (principal accounting officer)


      SIGNATURE                       TITLE                         DATE
-------------------------   ----------------------------     -----------------
           *                       Director                  August 27, 1999
-------------------------
Sheila S. Blair


           *                       Director                  August 27, 1999
-------------------------
James B. Boone, Jr.


           *                        Director                 August 27, 1999
-------------------------
James S.M. French


           *                        Director                 August 27, 1999
-------------------------
Olin B. King


           *                 Chairman of the Board           August 27, 1999
-------------------------         and Director
J. Stanley Mackin


           *                        Director                 August 27, 1999
-------------------------
Michael W. Murphy


           *                        Director                 August 27, 1999
-------------------------
Henry E. Simpson


           *                        Director                 August 27, 1999
-------------------------
Lee J. Styslinger, Jr.


           *                        Director                 August 27, 1999
-------------------------
W. Woodrow Stewart


           *                        Director                 August 27, 1999
-------------------------
John H. Watson


           *                        Director                 August 27, 1999
-------------------------
Robert J. Williams


           *                        Director                 August 27, 1999
-------------------------
C. Kemmons Wilson, Jr.


*By /s/ Samuel E. Upchurch, Jr.                              August 27, 1999
   --------------------------------
   as attorney-in-fact pursuant to a
   power of attorney

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
  EXHIBIT                                                                               NUMBERED
  NUMBER                                     DESCRIPTION                                  PAGE
  ------            ---------------------------------------------------------------   ------------
    4.1      --     Trust Indenture dated as of December 1, 1992.

    5.1      --     Opinion Re: Legality.

   12.1      --     Calculation of Earnings to Fixed Charges and to Combined Fixed
                    Charges.

   23.1      --     Consent of Ernst & Young LLP.

   23.2      --     Consent of Lange, Simpson, Robinson & Somerville LLP --
                    included in Exhibit 5.1.

   24.1      --     Power of Attorney

   25.1      --     Statement of Eligibility of Indenture Trustee on Form T-1.